UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Southern California Gas Company
(Exact name of the registrant as specified in its charter)

California	1-01402	95-1240705
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

555 West 5th Street, Los Angeles, California	90013
(Address of principal executive offices)	(Zip Code)

Elvia Lima Ortiz (213) 244-1200
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ____.
☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report
This Specialized Disclosure Report on Form SD (this “Form SD”) is furnished pursuant to Rule 13q-1 under the Securities Exchange Act of 1934, as amended, for the fiscal year ended December 31, 2025. This Form SD is submitted by Southern California Gas Company, a subsidiary of Sempra.

Disclosure of Payments by Resource Extraction Issuers

The disclosure required by Form SD was submitted to the U.S. Securities Exchange Commission in the Form SD furnished by Sempra on August 28, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SOUTHERN CALIFORNIA GAS COMPANY,
(Registrant)

By: /s/ Elvia Lima Ortiz	Date: August 28, 2026
Elvia Lima Ortiz Vice President, Controller and Chief Accounting Officer